PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

TIW TO INCREASE ITS OWNERSHIP
OF MOBIFON S.A. AND ČESKÝ MOBIL A.S.

Montréal, Canada, January 12, 2004 - Telesystem International Wireless Inc. ("TIW") is pleased to announce that it has entered into an agreement to acquire 5.9% of MobiFon S.A. ("MobiFon") from Emerging Markets Partnership (Europe) Limited, an affiliate of Emerging Markets Partnership ("EMP"), in exchange for the issuance of 12,971,119 common shares of TIW representing an equity interest of approximately 11.0% in TIW. The number of TIW shares to be issued in exchange for the MobiFon shares has been established on an economic equivalency basis. Upon the closing of the transaction as agreed, TIW will increase its equity interest in MobiFon from 50.1% to 55.9%.

The transaction is subject to other MobiFon shareholders’ pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by TIW. At a minimum, TIW will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 common shares of TIW.

Emerging Markets Partnership, a global private equity firm, manages investment funds with almost US$ 6 billion in assets. Its interest in MobiFon was funded from its US$ 550 million AIG Emerging Europe Infrastructure Fund. EMP also indirectly holds a 14.0% interest in TIW Czech N.V. ("TIW Czech"), the holding company through which TIW owns Český Mobil a.s., its operating subsidiary in the Czech Republic.

As part of the transaction, EMP will rebalance its holdings in TIW Czech by agreeing to sell to TIW some of its shares in TIW Czech in order that EMP’s direct and indirect equity ownership in TIW Czech will not change. The number of TIW Czech shares that TIW will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, TIW will acquire from EMP a 2.9% equity interest in TIW Czech for a cash consideration that EMP has agreed to reinvest into 1,650,595 additional TIW common shares. This represents an additional equity interest of approximately 1.2% in TIW, thereby bringing EMP's aggregate equity interest in TIW to approximately 12.2%. TIW would therefore increase its equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction.

"We are please to have EMP become one of our major shareholders. This is also an important milestone in the continuing simplification process of TIW’s corporate structure, pursuant to which we continue to seek opportunities to increase our economic interest in our subsidiaries", said Bruno Ducharme, President and Chief Executive Officer of TIW. "EMP is delighted to become a core shareholder of TIW and looks forward to continuing its fruitful long-term relationship with it", said Thierry Baudon, Chief Executive Officer of Emerging Markets Partnership (Europe) Limited.

The terms of the agreement restrict EMP’s ability to resell its TIW shares for a period of six months following closing of the transaction. The transaction is subject to EMP becoming a party to the existing investor rights agreement among affiliates of Telesystem Limited, J.P. Morgan Partners, LLC and Hutchison Whampoa Limited. TIW also expects a representative of EMP to join its board of directors shortly after completion of the transaction.

The closing of the transaction remains subject to certain conditions including the execution of final documentation and regulatory approval and is expected to take place toward the end of the first quarter of 2004. After closing, ClearWave N.V., an 86.8% owned subsidiary of TIW and MobiFon Holdings B.V. a wholly-owned subsidiary of ClearWave N.V., will become the respective record holders of the TIW Czech and MobiFon shares to be acquired in this transaction.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with more than 5.0 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466 jlacroix@tiw.ca

Our web site address is: www.tiw.ca